EXHIBIT 6.2

FEE WAIVER SUPPORT AGREEMENT

THIS FEE WAIVER SUPPORT AGREEMENT (this “Agreement”) dated as of [_________], by and between Fundrise Advisors, LLC (the “Manager”) and Fundrise For-Sale Housing eFUND – Los Angeles CA, LLC (the “Company”).

WHEREAS, the Company has qualified an offering for the sale (the “Offering”) a maximum of $50,000,000 of its common shares (the “Shares”) pursuant to a Regulation A Offering Statement on Form 1-A (the “Offering Statement”) under the Securities Act of 1933, as amended;

WHEREAS, the Manager is entitled to certain fees in connection with its management of the Company;

WHEREAS, the Company and the Manager have determined that it is appropriate and in the best interest in the Company for the Manager to conditionally waive certain fees;

NOW THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

1. Waived Fees.

(a)          During the period beginning at the time that the Company’s Offering Statement is declared effective by the SEC and continuing until June 30, 2017 (the “Fee Waiver Period”), the Manager agrees to waive its asset management fee.

(b)          Any portion of the asset management fee that is waived by the Manager pursuant to this Agreement shall be forfeit and shall not be recoverable by the Manager in the future.

3. Term. This Agreement shall be in effect until the earlier of (a) June 30, 2017; or (b) the date upon which neither the Manager nor any of its affiliates is serving as the Company’s manager (as such term is defined in Operating Agreement) with responsibility for the Company’s day-to-day operations (the “Term”).

4. Notices. All notices shall be in writing and shall be given or made, by delivery in person or by guaranteed delivery overnight courier to the Manager at the address set forth below:

Fundrise Advisors, LLC
1601Connecticut Ave., NW
Suite 300
Washington, DC 20009

or to such other address as the Manager may designate to the Company in writing. Notices shall be effective upon receipt in the case of personal delivery or one Business Day after being sent in the case of delivery by overnight courier.

5. Assignment; Third Party Beneficiaries. This Agreement may not be assigned by either party. This Agreement shall inure to the benefit of and shall be binding upon the heirs, executors, administrators, legal representatives, successors and assigns of the parties hereto.

6. Governing Law. This Agreement shall be governed by and interpreted in accordance with the laws of the State of Delaware without reference to conflict of law provisions.

7. Amendment. No amendment, modification or waiver of this Agreement will be valid unless made in writing and duly executed by each party hereto.

8. Entire Agreement. This Agreement constitutes the entire understanding between the parties with respect to the subject matter hereof. This Agreement may be executed in one or more counterparts.

[The remainder of this page is intentionally left blank. Signature page follows.]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date and year first above written.

FUNDRISE FOR-SALE HOUSING EFUND –
LOS ANGELES CA, LLC

By:	Fundrise Advisors, LLC
Title:	Manager

By:
Name: Benjamin Miller
Title: Chief Executive Officer

FUNDRISE ADVISORS, LLC

By:
Name: Benjamin Miller
Title: Chief Executive Officer